Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

 March 27, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

Re:	AuRico Gold Inc.
Schedule TO-I
Filed March 6, 2014
File No. 5-79355

Dear Ms. Chalk:

On behalf of our client, AuRico Gold Inc. (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the tender offer statement on Schedule TO-I of the Company (the “Schedule TO”), together with Exhibits, marked to indicate changes from the Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on March 6, 2014.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated March 20, 2014 (the “Comment Letter”) concerning the Schedule TO.  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1.  For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses thereto and references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Schedule TO-I—Item 10. Financial Statements

1.              In your response letter, explain how you determined that pro forma financial information is not material in the context of this offer. We note that the offer is subject to a financing condition in that the offer will not close unless you have successfully completed the Debt Financing. The Debt Financing consists of a private placement of new notes under Rule 144A, the proceeds of which will be used to fund the Total Purchase Price. The Debt Financing will consist of $300 million in aggregate principal amount of new senior notes due 2022. In your response letter, explain why you do not believe that the cumulative effect of the Debt Financing and the offer is not material, or revise the offer materials to provide the disclosure required by Item 1010(b) of Regulation M-A.

Assuming all of the Notes are tendered to the Offer, after giving effect to the Debt Financing and the use of proceeds therefrom, the Company’s long term debt as of December 31, 2013 would increase by approximately $75.4 million.  The Offer and the Debt Financing have no significant impact on the Company’s statement of income, earnings per share, fixed charges or book value per share.  Thus, the Company does not believe the Offer and the Debt Financing have a material effect on the Company as contemplated by Item 1010(b) of Regulation M-A.  However, to provide greater clarification, the Company has amended the Schedule TO to describe the effect of the Offer and the Debt Financing on the Company’s balance sheet.  Please see Item 4 of Amendment No. 1.

Exhibit (a)(1)(i)—Offer to Purchase to Holders of 3.50% Convertible Notes Due 2016

Forward Looking Statements, page 4

2.              The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(c) of the Exchange Act. Please revise the disclosure in this section to clarify.

The Company has revised the Schedule TO and Offer to Purchase in response to the Staff’s comment to remove references to safe harbors provided by the Private Securities Litigation Reform Act of 1995. Please see Item 6 of Amendment No. 1.

Source of Funds, page 4

3.              The second sentence in this section states that you will complete the Debt Financing “on or prior to the Expiration Time.” However, later in the same paragraph on page 4, you state that “[i]f the Financing Condition is satisfied, we will promptly disclose this information and we will disseminate additional tender offer materials and extend the Offer to the extent required…” If your intent is to extend the Offer upon satisfaction of the financing condition, it appears that you could not close the Debt Financing on the expiration date of the Offer. Please revise or advise.

The Debt Financing closed on March 27, 2014. The Company has issued a press release announcing the closing of the Debt Financing and disclosing the satisfaction of the Financing Condition to Holders of the Notes, which has been filed as an exhibit to Amendment No. 1.  In addition, the Company has amended the Schedule TO to disclose satisfaction of the Financing Condition. Please see Item 4 of Amendment No. 1. The Offer will expire on April 2, 2014, the fifth business day following the Company’s filing of Amendment No. 1.

4.              See our last comment above. In your response letter, tell us how you will disseminate information about the satisfaction of the financing condition upon completion of the Debt Financing. In addition, tell us how long will remain in the offer period after this occurs. We may have further comments.

Please see the Company’s response to the Staff’s comment #3 above. The Offer will expire five business days following the filing of Amendment No. 1 and the issuance of the press release announcing the closing of the Debt Financing and disclosing the satisfaction of the Financing Condition.

5.              Disclose the reasons for the Offer, including the substitution of the new notes due in 2022 for the existing notes being purchased in the Offer and the perceived advantages for Aurico.

The Company has included expanded disclosure in Amendment No. 1 regarding the reasons for the Offer, including the Debt Financing.  Please see Item 6 of Amendment No. 1.

*        *       *

If you have any questions regarding Amendment No. 1 or the responses contained in this letter, please do not hesitate to call the undersigned at (416) 504-0522.

Sincerely,

/s/ Christopher J. Cummings

Christopher J. Cummings

cc:	Robert J. Chausse
AuRico Gold Inc.

March 27, 2014

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

Re:	AuRico Gold Inc.
Schedule TO-I
Filed March 6, 2014
File No. 5-79355

Dear Ms. Chalk:

In connection with the response submitted on behalf of AuRico Gold Inc. (the “Company”) on March 27, 2014, regarding the above captioned Schedule TO-I and the amendments thereto (the “Schedule TO”), the Company acknowledges that:

1.             the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO.

2.             staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO.

3.             the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws or the United States.

Very truly yours,

AuRico Gold Inc.

By:	/s/ Robert J. Chausse
Name: Robert J. Chausse
Title: Executive Vice President and Chief Financial Officer